                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                           -----------------------

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 4)

                        TODHUNTER INTERNATIONAL, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                  889050100
                               (CUSIP Number)

                               GODFREY D. BAIN
                              ANGOSTURA LIMITED
                  CORNER EASTERN MAIN ROAD & TRINITY AVENUE
                        LAVENTILLE, TRINIDAD & TOBAGO
                          (868) 623-2101, EXT. 120
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:

                            OLIVER EDWARDS, ESQ.
                            HOLLAND & KNIGHT LLP
                                195 BROADWAY
                          NEW YORK, NEW YORK 10007

                               APRIL 19, 2000
           (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report to the acquisition that is the shapeType1fFlipH0fFlipV0subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.





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
                                  SCHEDULE 13D


------------------------------------------------------------------------------------------------------------
CUSIP NO. 889050100                                Page      2       of        4      Pages
                                                         ---------         ---------
------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       Angostura Limited

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        N/A
------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) / /

                                                                                                (b) / /
------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       BK
------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      / /
------------------------------------------------------------------------------------------------------------
6      PLACE OF ORGANIZATION

       Trinidad & Tobago
------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
NUMBER OF                                   2,787,313
                           ---------------------------------------------------------------------------------
SHARES                     8      SHARED VOTING POWER
                                            NONE
                           ---------------------------------------------------------------------------------
BENEFICIALLY
                           9      SOLE DISPOSITIVE POWER
OWNED BY                                    2,787,313
                           ---------------------------------------------------------------------------------

EACH                      10      SHARED DISPOSITIVE POWER
                                            NONE
REPORTING

PERSON

WITH
------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,787,313 shares of common stock, $0.01 par value
------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         / /

------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       50.6%
------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
------------------------------------------------------------------------------------------------------------

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         This Amendment No. 4 amends and supplements the Statement on Schedule
13D (the "Schedule 13D") originally filed with the Commission on July 30, 1999 by Angostura Limited (the "Company"). The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated:


         Item 3.  Source and Amount of Funds or Other Consideration.

         On April 19, 2000, the Company acquired 490,000 shares of the common stock (the "Common Stock"), par value $0.01 per share, of Todhunter International, Inc. ("Todhunter") in a privately negotiated transaction at $9.50 per share, or total consideration of $4,655,000. The proceeds were obtained by borrowing from the Company's existing credit facility at Citibank Trinidad & Tobago.

         Item 5.  Interest in Securities of the Issuer.

         Items 5(a) and (b) are amended to read in full as follows:

         (a) The Company owns, in the aggregate, 2,787,313 shares of the Common Stock. This accounts for 50.6% of the issued and outstanding shares of the Common Stock, based on the shares outstanding as of February 11, 2000 (as reported in Todhunter's Form 10-Q filed with the SEC on February 14, 2000).

         (b) The Company has sole voting and investment power with respect to all 2,787,313 shares of the Common Stock.

         Item 5(c) is amended by adding the following at the end thereof:

         (c) Since the filing of Amendment No. 3 to this Schedule 13D on March 10, 2000, the Company made no purchases other than the purchase of 490,000 shares described in Item 3 above.






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 19, 2000              Angostura Limited


                                    By: /s/ Godfrey D. Bain
                                       -------------------------------------
                                       Name: Godfrey D. Bain
                                       Title: Executive Director of Finance;
                                              Member, Board of Directors